

Mail Stop 3561

March 9, 2018

Via E-mail
Cary Breese
Chief Executive Officer
NowRx, Inc.
2224 Old Middlefield Way
Mountain View, CA 94043

> **Re: NowRx, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed February 20, 2018**
> **File No. 024-10792**

Dear Mr. Breese:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that pursuant to the irrevocable proxy SI Securities, LLC will obtain voting control of the shares of investors who invest less than $50,000. Please disclose the percentage of total outstanding beneficial ownership that SI Securities would hold assuming that all investors in this offering invest less than $50,000 and are required to enter into the irrevocable proxy.

2. We note that you intend to use The Bryn Mawr Trust Company of Delaware as the escrow agent in order to comply with Rule 15c2-4. Please provide your analysis regarding whether The Bryn Mawr Trust Company of Delaware is a bank for purposes of Rule 15c2-4 and is able to hold such funds in escrow consistent with Rule 15c2-4. To the extent your analysis relies on the Continental Stock Transfer & Trust Company no-action

letter (available May 10, 1989), please explain whether The Bryn Mawr Trust Company of Delaware is legally able to accept deposits. If The Bryn Mawr Trust Company of Delaware is not a bank or otherwise eligible to act as an escrow agent for purposes of Rule 15c2-4, please explain how broker-dealers participating in the offering will comply with Rule 15c2-4.

3. We note that on page 3 of the Escrow Agreement that if any investment is dishonored, or if the payment is an amount that is less than or greater than the subscriber's initial proposed investment, the escrow agent's sole obligation will be to notify the relevant parties and return such funds to the applicable investor. Please revise to clarify that the funds shall be promptly returned in accordance with the requirements of Rule 10b-9. Additionally, you describe that no later than three business days after receipt by the escrow agent of written notice that there will be no closing of the offering that the escrow agent shall return the customer funds by ACH. Please replace the reference to three business days with the word "promptly," consistent with the language of Rule 10b-9.

You may contact Joanna Lam at (202) 551-3476 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at (202) 551-5833 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Jeanne Campanelli
        CrowdCheck Law LLP